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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-504485

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Janssen Partners, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
X Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1010 North B Street
(No. and Street)

Fairfield (City) IA (State) 52556 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Peter Janssen 641-209-5940 (Area Code - Telephone No.) pj@janssenpartners.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this Filing*

TPS Thayer CPAs
(Name - if individual, state last, first, middle name)

1600 Hwy. 6, Suite 100 (Address) Sugar Land (City) Texas (State) 77478 (Zip Code)

07/14/2020
(Date of Registration with PCAOB) (if applicable)

6706
(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Janssen, President, swear (or affirm) that, to the best of my knowledge and belief the financial report pertaining to the firm of Janssen Partners, Inc. (Company), as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the Company nor any partner, officer, director, or equivalent person, as the case be, has any proprietary interest in any account classified solely as that of a customer.

Personally Known

Luis Finkelstein
Comm. #GG339973
Expires: May 30, 2023
Bonded Thru Aaron Notary

Peter Janssen, President

Notary Public 01/17/2022

This filing** contains (check all applicable boxes):

This filing** contains (check all applicable boxes):

X (a) Statement of financial condition.

X (b) Notes to statement of financial condition.

X (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

X (d) Statement of cash flows.

X (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

X (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

X (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

X (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

X (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

X (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

X (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k). ☐

(z) Other: ______________________________

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

TPS THAYER
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Director and Stockholder
Janssen Partners, Inc.
1010 North B Street
Fairfield, IA 52556

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Janssen Partners, Inc.(the "Company") as of December 31, 2021 , and the related statements of operations, changes in stockholder's equity, and statement of cash flows for the year then ended, December 31, 2021, and the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information

The supplemental schedule has been subjected to the auditing procedures performed in conjunction with the audit of Janssen Partners, Inc's financial statements. The supplemental information is the responsibility of Janssen Partners, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

TPS Thayer LLC

TPS Thayer, LLC

We have served as Janssen Partners, Inc.'s auditor since 2021.
Sugar Land, TX
February 21, 2022

JANSSEN PARTNERS, INC.
Statement of Financial Condition
As of December 31, 2021

Assets:		
Cash and cash equivalents	$	33,376
Trading securities owned at market value		56,759
Prepaid expenses		5,605
Total Assets		95,740
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	8,500
Accounts payable and accrued expenses - related party		8,529
Total liabilities		17,029
Commitments and Contingencies		
Stockholder's equity:		
Common stock		100,000
(100 shares, no par value common stock authorized, issued, and outstanding)		
Additional paid-in capital		1,970,524
Accumulated deficit		(1,991,813)
Total stockholder's equity		78,711
Total liabilities and stockholder's equity	$	95,740

The accompanying notes are an integral part of these financial statements

JANSSEN PARTNERS, INC.
Statement of Operations
For The Year Ended December 31, 2021

Revenue:		
Referral fees	$	135,000
Total Revenue		135,000
Expenses		
Regulatory fees		9,186
Commission Expense		122,850
Other Expenses		28,264
Total Expenses		160,300
Other income		11,431
		11,431
Net Loss	$	(13,869)

The accompanying notes are an integral part of these financial statements

JANSSEN PARTNERS, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2021

	Capital Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at January 1, 2021	$ 100,000	$ 1,970,524	$ (1,977,944)	$ 92,580
Net Loss	-	-	(13,869)	(13,869)
Balance at December 31, 2021	$ 100,000	$ 1,970,524	$ (1,991,813)	$ 78,711

The accompanying notes are an integral part of these financial statements

JANSSEN PARTNERS, INC.

Statement of Cash Flows

For the Year Ended December 31, 2021

Cash flows from operating activities:		
Net Loss	$	(13,869)
Adjustments to reconcile net loss to net cash provided by operating activities:		
(Increase) Decrease in:		
Trading securities owned at market value		20,786
Accounts payable and accrued expenses		(3,782)
Accounts payable and accrued expenses - related party		8,529
Prepaid expenses		844
Cash used in operating activities		12,508
Cash at beginning of year		20,868
Cash at end of year	$	33,376

The accompanying notes are an integral part of these financial statements

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Janssen Partners, Inc. ("Company") is a Delaware Corporation formed August 29, 1997.The Company is registered as a broker-dealer with the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corp. (SIPC). The Company acts as an introducing broker-dealer, the Company is exempt from the provisions of Rule 15c3-3 as the Company does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, and did not carry accounts of or for customers.

The Company has a December 31 fiscal year end.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Accrual basis of Accounting

The Company's financial statements are prepared using the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

Cash and Cash Equivalents

Cash consists of amounts denominated in US dollars. The Company does not, at any time, maintain cash in deposit accounts in excess of Federal Deposit Insurance Corporation ("FDIC") limits. The Company has not experienced any losses on such accounts. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Equipment and Furniture

All equipment and furniture has been fully amortized as of December 31, 2021.

Revenue Recognition

The Company provides referral services of securities to its customers. Revenue for referral fee services is generally recognized at the point in time that performance under the agreement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, where applicable, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. There were no advisory arrangements entered into during the period ending December 31, 2021. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

The Company has revenue concentrations, all revenue for the year ending December 31, 2021 is from one customer.

Other income is related to the gain/loss recognized on securities.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES – Continued

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements

In December 2019, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (ASU 2019-12), which simplifies the accounting for income taxes. This guidance will be effective for entities for the fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, beginning after December 15, 2022 on a prospective basis, with early adoption permitted. We will adopt the new standard effective January 1, 2022 and do not expect the adoption of this guidance to have a material impact on our financial statements.

Fair Value of Financial Instruments

FASB ASC 820 defines fair value, established a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transactions to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

  Level 2 – inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

  Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES – Continued

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short term, highly liquid nature. These instruments include accounts payable and securities owned.

Fair Value Measurements on a Recurring Basis As of December 31, 2021

	Level 1	Level 2	Level 3	Netting and Collateral	Total
ASSETS					
Trading Securities	$56,759				$56,759

Trading Securities

Trading securities are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2021, the Company had net capital of $57,175 which was $52,175 in excess of the amount required. The Company's ratio of aggregate indebtedness to net capital was .3 to 1.

NOTE 4 – INCOME TAXES

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes on its corporate income. Instead, the stockholder is liable for federal income taxes on the share of the Company's income, deductions, losses and credits.

NOTE 5 – REVENUE RECOGNITION

Referral fee revenue for the year ended December 31, 2021 was $135,000.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has a related party payable for $8,529 for expenses paid on behalf of the company. The Company paid commission on placement fees earned to a related party, $122,850 during the year ending December 31, 2021.

NOTE 7 – PREPAID EXPENSES

Prepaid expenses as of December 31, 2021 were $5,605 for 2022 regulatory fees.

NOTE 8 – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k).

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Janssen Partners, Inc does not have any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date as of December 31, 2021.

NOTE 10 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 21, 2022, the date on which these financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustments to or disclosure in its financial statements.

JANSSEN PARTNERS, INC.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2021

SUPPLEMENTAL INFORMATION

Total stockholder's equity qualified for net capital	$	78,711
Deductions and/or charges		5,605
Haircuts on securities		
Other		8,514
Undue concentration		7,417
Total haircuts and/or charges		21,536
Net capital	$	57,175
Aggregate indebtedness		
Accounts payable and accrued expenses	$	17,029
Total aggregate indebtedness	$	17,029
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	52,175
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	51,175
Ratio of aggregate indebtedness to net capital		0.3 to 1

The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2021 as reported by Janssen Partners, Inc. on Form X-17A-5 Part IIA.

SUPPLEMENTAL INFORMATION

Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2021

For the year ended December 31, 2021, the Company is exempt from the provision of Rule 15c3-3 as supported by footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

Janssen Partners, Inc.'s Exemption Report

1010 North B Street

Fairfield, IA 52556

Exemption Report January 1, 2021 through December 31, 2021.

Janssen Partners, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, debt and equity broker; and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and

(3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Janssen Partners, Inc. I, Peter Janssen swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________________________ 2/10/2022

Peter Janssen President Dated:

TPS THAYER
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Director and Stockholder
of Janssen Partners, Inc

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which Janssen Partners, Inc (the Company)

1) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and
2) is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the business limits its activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, debt and equity broker; and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, and did not carry accounts of or for customers; and
3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

TPS Thayer, LLC

TPS Thayer, LLC
Sugar Land, Texas
February 21, 2022